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                                                                    EXHIBIT 99.3

     Interest Rate Risk Management Policy

     To the extent consistent with its election to qualify as a REIT, the Company will follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. The Company intends to mitigate its interest rate risk from borrowings by attempting to control the mismatch of the duration of its debts to the duration on its Mortgage Assets financed with borrowings. Under normal market conditions, the Company will attempt to target the difference between the market weighted average duration on its Mortgage Assets financed with borrowings to the market weighted average duration of such borrowings to one year or less, taking into account all hedging transactions. There can be no assurance that the Company will be able to limit such duration differences and there may be periods of time when the duration difference will be greater than one year. This policy will be reviewed by the Company's Board of Directors if the Company incurs long-term non-callable borrowings and as market conditions change. In addition, the Company also intends to manage differences in interest rate indices between its Mortgage Assets and borrowings where adjustable rate Mortgage Assets are involved.

     In addition to the foregoing duration guidelines, the Company intends to mitigate lifetime cap risk associated with its adjustable-rate Mortgage Assets. The policy will be to attempt to limit the effective interest rate on substantially all of the Company's liabilities as a whole to a rate equal to the weighted average lifetime cap of its adjustable-rate Mortgage Assets. Under current market conditions, the Company does not intend to enter into transactions to mitigate its periodic cap risk. The Company will manage this risk through its leverage and asset/liability policies.

     The Company intends to purchase from time to time interest rate caps, interest rate swaps and similar instruments to attempt to mitigate the risk of the cost of its variable-rate liabilities increasing beyond the earnings on its Mortgage Assets during a period of rising rates. In this way, the Company intends generally to hedge as much of the interest rate risk as is in its best interests, given the cost of such hedging transactions and the need to maintain the Company's status as a REIT. This determination may result in the Company bearing a level of interest rate risk that could otherwise be hedged when the Company believes, based on all relevant facts, that bearing such risk is advisable. The Company may also, to the extent consistent with its compliance with the REIT Provisions of the Code and Maryland law, utilize financial futures contracts, options and forward contracts as a hedge against future interest rate changes. The Company will not invest in financial futures contracts or options thereon that would cause the Manager or the Company to have to register under the Commodities Exchange Act. The Company's hedging strategy may lower the earnings and dividends of the Company in the short-term in order to further the objective of maintaining competitive levels of earnings and dividends over the long-term. The Company does not intend to hedge for speculative purposes.

     The Company may elect to conduct a portion of its hedging operations through one or more subsidiary corporations that would not be a Qualified REIT Subsidiary and would be subject to federal and state income taxes. In order to comply with the nature of asset tests applicable to the Company as a REIT, the value of the securities of any such subsidiary held by the Company must be limited to less than 5% of the value of the Company's total Mortgage Assets as of the end of each calendar quarter and no more than 10% of the voting securities of any such subsidiary may be owned by the Company. A taxable subsidiary would not elect REIT status and would distribute any net profit after taxes to the Company and its other stockholders. Any dividend income received by the Company from any such taxable subsidiary (combined with all other income generated from the Company's Mortgage Assets, other than Qualified REIT Real Estate Assets) must not exceed 25% of the gross income of the Company.